Filed pursuant to Rule 433
Dated April 30, 2015

Relating to
Pricing Supplement No. 277 dated April 30, 2015 to
Registration Statement No. 333-200365
Global Medium-Term Notes, Series F

Floating Rate Senior Notes Due 2019

Issuer:	Morgan Stanley
Principal Amount:	$1,000,000,000
Maturity Date:	November 12, 2019
Trade Date:	April 30, 2015
Original Issue Date (Settlement):	May 12, 2015 (T+8)
Interest Accrual Date:	May 12, 2015
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.35%
All-in Price:	99.65%
Net Proceeds to Issuer:	$996,500,000
Base Rate:	LIBOR
Spread (plus or minus):	Plus 0.80%
Index Maturity:	Three months
Index Currency:	U.S. Dollars
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each February 12, May 12, August 12 and November 12, commencing August 12, 2015
Day Count Convention:	Actual/360
Initial Interest Rate:	Base Rate plus 0.80% (to be determined by the Calculation Agent on the second London banking day prior to the Original Issue Date)
Initial Interest Reset Date:	August 12, 2015
Interest Reset Dates:	Each Interest Payment Date
Interest Reset Period:	Quarterly
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61746BDU7
ISIN:	US61746BDU70
Issuer Ratings:	Baa2 (Moody’s) / A- (Standard & Poor’s) / A (Fitch) / A (R&I) / A (high) (DBRS) (Positive / Negative / Stable / Negative / Stable)
Agents:
Morgan Stanley & Co. LLC (“MS&Co.”) and such other agents as shall be named in the above-referenced Pricing Supplement.  MS&Co. is our wholly-owned subsidiary. MS&Co. will therefore conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.
Prospectus Supplement Dated November 19, 2014
Prospectus Dated November 19, 2014

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